April 29, 2019

James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  T. Rowe Price Real Estate Fund, Inc.

 File Nos.: 333-36137/811-08371

 Post-Effective Amendment No. 37

Dear Mr. O’Connor:

I am counsel to T. Rowe Price Associates, Inc., which serves as the sponsor and investment adviser to all outstanding series of the above-referenced registrant. The registrant proposes to file the above-referenced Post-Effective Amendment to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933.

I have reviewed the amendment to the registration statement and represent that it does not contain disclosures that, in my opinion, would render the amendment ineligible to become effective pursuant to Rule 485(b).

Sincerely,

/s/Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.